Mail Room 3233
                                                             April 20, 2018


Via E-mail
Geoffry P. Andres
Property President
Studio City International Holdings Limited
36/F, The Centrium
60 Wyndham Street
Hong Kong

       Re:     Studio City International Holdings Limited
               Amendment No. 1 to
               Draft Registration Statement on Form F-1
               Submitted March 23, 2018
               CIK No. 0001713334

Dear Mr. Andres:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. It appears you have submitted this registration statement confidentially pursuant to the expanded nonpublic review process announced on June 29, 2017 and supplemented on
       August 17, 2017. Please supplementally provide a cover letter confirming that you will publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show, or in absence of a road show, at least 15 days prior to the requested effective date of the registration statement.
 Geoffry P. Andres
Studio City International Holdings Limited
April 20, 2018
Page 2

Selected Consolidated Financial And Operating Data, page 65

2. We note your exclusion of consolidated statements of operations data for the year ended
        December 31, 2014 and consolidated balance sheet data for the year ended December 31,
        2015. Please include this information within your amended filing and revise your omission disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
69

3. We note your disclosure throughout that, under the Services and Right to Use Agreement, the Gaming Operator deducts gaming tax and the costs incurred in connection with its operations from gross gaming revenues and the company receives the residual amount.
        However, it appears that the Operator Consideration must also be paid under the
        Agreement. Please also revise your disclosure throughout to more clearly discuss the terms of the Services and Right to Use Agreement. Please also revise your disclosure here and elsewhere to discuss in greater detail the Operator Consideration in the Services and Right to Use Agreement.

Note 2. Summary of Significant Accounting Policies

(n) Revenue Recognition, page F-13

4. Please clarify whether the fee to the Gaming Operator under the Services and Rights to
        Use Arrangements represents only cost reimbursement or if there is a fee beyond reimbursement of costs and how that fee is determined.

5. Please tell us why some or all of the Services and Rights to Use Arrangements are not in
        the scope of ASC 840.

Recent Accounting Standards not yet adopted, page F-15

6. We note your response to our prior comment 11. Please clarify how you account for the expense of complementary services and how these expenses will be accounted for upon the adoption of the new revenue standard.

14. Related Party Transactions, page F-30

7. Please explain why Melco and its subsidiaries constituted 55% and 49% of rooms and food and beverage revenues for the years ended December 31, 2017 and 2016.
 Geoffry P. Andres
Studio City International Holdings Limited
April 20, 2018
Page 3

       You may contact William Demarest, Accountant at 202-551-3432 or Shannon Sobotka,
Accountant at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Attorney at 202-551-3799 or me at
202-551-3655 with any other questions.


                                                          Sincerely,

                                                          /s/ Sonia Gupta
Barros

                                                          Sonia Gupta Barros
                                                          Assistant Director
                                                          Office of Real Estate
&
                                                          Commodities

cc:     Jacqueline Wenchen Tang, Esq.